BARRY J. MILLER
Attorney at Law
38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 479-5395
E-mail: bjmiller@panalaw.net

December 6, 2011

VIA ELECTRONIC FILING

Mr. Larry Spirgel
Assistant Director, Telecommunications
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eyes on the Go, Inc.
Registration Statement on Form S-1
As Amended November 25, 2011 (Amendment No. 3 to Registration Statement)
File No. 333-176820

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, Eyes on the Go, Inc. (the “Registrant”) hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Friday December 9, 2011, at 10:00 a.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely yours,

  /s/ Barry J. Miller
       Barry J. Miller